KMG AMERICA CORPORATION

12600 Whitewater Drive, Suite 150

Minnetonka, Minnesota 55343

September 6, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	KMG America Corporation

Form 10-K for the fiscal year ended December 31, 2006

File No. 001-32377

Dear Mr. Rosenberg:

This is to respond to the Staff’s comment of September 5, 2007, with respect to the above mentioned filing of KMG America Corporation (“KMG” or the “Company”). For convenience of reference, the Staff’s comment is reprinted below in italics and is followed by KMG’s response.

Form 10-K for fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements, page 82

Note 2. Significant Accounting Policies -- Benefit Reserves, page 85; Note 7. Benefit Reserves, page 94; and Note 16. Business Segments, page 109

1.

Please show us how you will revise your disclosure regarding your change from an aggregate model to a seriatim model for estimating benefits reserves in your Annual Report on From 10-K for the fiscal year ending December 31, 2007.

RESPONSE:  In the Company’s Annual Report on Form 10-K for the year ending December 31, 2007, the Company will:

(1)

delete the second paragraph under the caption “Benefit Reserves” of “Note 2. Significant Accounting Policies” in our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), and replace it with the language set forth in Exhibit 1 attached hereto;

(2)	delete the penultimate paragraph of “Note 7. Benefit Reserves” in the 2006 Form 10-K, and replace it with the language set forth in Exhibit 1 attached hereto; and
(3)	delete the fourth from the last paragraph of “Note 16. Business Segments” in the 2006 Form 10-K, and replace it with the language set forth in Exhibit 1 attached hereto.

In addition, the Company will eliminate the use of the terms “PGAAP” and “HGAAP” in all future filings and, where applicable, replace them with appropriately descriptive terminology.

Please contact me at (952) 930-4804 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/ Scott H. DeLong III

Scott H. DeLong III

Senior Vice President and Chief Financial Officer

Exhibit 1

Benefit reserves as reported are shown on a GAAP basis with appropriate purchase accounting adjustments to reflect the fair value of the policy liabilities at the time of the acquisition. This means that the experience assumptions (e.g. premium rates and projected rate increases, interest rates, mortality, morbidity, persistency, administrative expenses, etc.) underlying the derivation of such benefit reserves were determined as of the date of the acquisition of Kanawha. Prior to June 30, 2006, the approach was based on aggregate projection model that were used to calculate reserves. An aggregate projection modeling approach is commonly used following an acquisition to establish reserve balances for insurance companies prior to developing policy by policy (seriatim) calculations. This type of refinement is contemplated by SFAS 141. Effective June 30, 2006, a refinement in the process was implemented whereby the reserves are now being developed on a policy by policy (seriatim) basis. The refinement of the approach to use seriatim developed reserves had no material impact on total company income but had an impact on the balance sheet on a segment by segment basis.

Using the aggregated projection model, the reserve valuation method and experience assumptions were applied to aggregate projected data (a simplified but representative model was used to simulate the entire range of ages at issue, policy duration, amounts of insurance, etc.) for various insurance product types (similar product types were grouped into one representative product). Using the seriatim model, the same underlying reserve valuation method and experience assumptions were applied to actual data for each policy such as the type of plan, age of insured and amount of insurance. This consistency in reserve valuation methods and experience assumptions is required by SFAS 60. The effect on total benefit reserves of the various experience assumptions can only be approximated in the aggregate model. It is only in the detailed policy by policy calculations that the actual effect over time of the experience assumptions is known. The analysis involved in deriving the seriatim reserve factors provided information not previously available as to how the actual reserves would emerge over time when all such assumptions are taken into account. This new information results in a better allocation of the total fair value of the benefit reserves.

This seriatim approach was not implemented in prior quarters because it took a considerable amount of time to complete the substantial volume of calculations that were required to produce reserve factors that varied by, among other things, plan, gender, issue age, duration, and smoker status. The benefit reserve factors that were developed were for long term, level premium products subject to SFAS 60. As such, complete sets of factors for all products were needed. The significant staffing and financial constraints faced as a small start-up company also contributed to the amount of time it took to complete that effort. Further, while an acquiring company typically has substantial actuarial resources that would contribute to the process, this was not the case in this situation, where Kanawha’s operations became KMG America’s primary operations.

Because the detailed data used in the seriatim valuation was not informative or useful until the model was completed, it became new information when such calculations were completed. Accordingly, using the refined seriatim valuation to produce such new information constituted a change in accounting estimate under SFAS 154 and was properly accounted for in the period of the change. Under this accounting principle a restatement of prior periods was not permitted.